SUP CHINA, INC.
A DELAWARE CORPORATION
CHARLOTTESVILLE, VA

FINANCIAL REPORT
YEARS ENDED DECEMBER 31, 2022 AND 2021

SUP CHINA, INC.
A Delaware Corporation
CHARLOTTESVILLE, VA

CONTENTS



MONFALCONE & GARRIS
ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Sup China, Inc.
Charlottesville, VA

Opinion on the Financial Statements

We have audited the accompanying financial statements of Sup China, Inc. (the Company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, statements of stockholders' deficit and statements of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sup China, Inc., as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United Sates of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Going Concern note to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section on our report. We are required to be independent of Sup China, Inc. and to meet our other ethical requirements in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

908 E. Jefferson Street, Suite 101 • Charlottesville, VA 22902 • 434-971-7255 • 434-220-4855 Fax • www.mag-cpas.com

Auditors' Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, internal omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgement made be a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:
- Exercise professional judgement and maintain professional skepticism throughout the audit
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsible to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies use and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Monfalcone + Garris, PC

April 20, 2023

SUP CHINA, INC.
BALANCE SHEETS
DECEMBER 31, 2022 AND 2021

ASSETS

	2022	2021
CURRENT ASSETS		
Cash	$ 58,960	$ 609,675
Escrow receivable	330,500	325,279
Accounts receivable (net of reserve of $0 and $18,876)	62,474	7,364
Total Current Assets	451,934	942,318
PROPERTY AND EQUIPMENT		
Computer equipment	14,252	14,252
Less: Accumulated Depreciation	(13,011)	(12,398)
Net Property and Equipment	1,241	1,854
OTHER ASSETS		
Security deposit	3,900	3,900
Total Other Assets	3,900	3,900
TOTAL ASSETS	$ 457,075	$ 948,072

SUP CHINA, INC.
BALANCE SHEETS
DECEMBER 31, 2022 AND 2021

LIABILITIES AND STOCKHOLDERS' EQUITY

	2022	2021
CURRENT LIABILITIES		
Accounts payable	$ 3,645	$ 4,156
Credit card payable	18,870	10,164
Due to related parties	2,064,839	2,064,839
Total Current Liabilities	2,087,354	2,079,159
LONG-TERM LIABILITIES		
Convertible debt	-	1,600,000
Convertible debt - related parties	-	4,130,000
Accrued interest	-	668,793
Total Long-Term Liabilities	-	6,398,793
Total Liabilities	2,087,354	8,477,952
STOCKHOLDERS' EQUITY		
Common Stock, $.0001 par value, 22,000,000 shares authorized 8,000,000 shares issued and outstanding at December 31, 2021 and 14,211,977 shares issued and outstanding at December 31, 2022	1,422	800
Additional paid-in capital	8,063,194	50
Equity owed to shareholders	630,500	803,791
Retained deficit	(10,325,395)	(8,334,521)
Total Stockholders' Deficit	(1,630,279)	(7,529,880)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 457,075	$ 948,072

SUP CHINA, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
REVENUES		
Affiliate revenue	$ 893	$ 53
Content sponsorship	24,828	26,773
Events	390,958	545,724
Subscription revenue	377,251	202,316
Direct consultant income	246,304	247,733
White Label Media Production	31,358	55,598
Total Income	$ 1,071,592	$ 1,078,197
OPERATING EXPENSES		
Advertising/Promotional	953	1,072
Consultant fees	500	-
Contractors	33,272	15,605
Direct consultant fees	202,541	196,445
Employee expenses	1,345,665	1,079,396
Content production	676,219	465,208
Event expense	141,330	7,637
Professional services	65,888	107,605
Office supplies & expense	3,263	6,594
Sale & Marketing	37,837	30,205
Meals & Entertainment	6,216	1,513
Processing fees	5,616	4,596
Depreciation	613	613
General and Administrative expenses	400,294	292,045
Total Operating Expenses	2,920,207	2,208,534
Loss From Operations	(1,848,615)	(1,130,337)
OTHER INCOME AND EXPENSE		
Interest income	356	-
Interest expense	(142,615)	(190,324)
Other income	-	25,663
PPP Loan forgiveness	-	161,941
Total Other Income and Expense	(142,259)	(2,720)
NET LOSS	$ (1,990,874)	$ (1,133,057)

SUP CHINA, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Net Loss per Common Share - Basic and Diluted	$ (0.14)	$ (0.14)
Weighted Average Number of Common Shares Outstanding Basic and Diluted	14,211,977	8,000,000

See Independent Auditors' Report and Accompanying Notes.

SUP CHINA, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Common Stock		Common Stock Owed		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balance, December 31, 2020	8,000,000	$ 800	-	$ -	$ 50	$ (7,201,464)	$ (7,200,614)
Sale of common stock	-	-	287,068	803,791	-	-	803,791
Net loss	-	-	-	-	-	(1,133,057)	(1,133,057)
Balance, December 31, 2021	8,000,000	800	287,068	803,791	50	(8,334,521)	(7,529,880)
Sale of common stock	206,852	21	118,110	630,500	718,775	-	1,349,296
Issuance of common stock	287,068	29	(287,068)	(803,791)	803,762		-
Conversion of notes	5,718,057	572	-	-	6,540,607	-	6,541,179
Net loss	-	-	-	-	-	(1,990,874)	(1,990,874)
Balance, December 31, 2022	14,211,977	$ 1,422	118,110	$ 630,500	$ 8,063,194	$ (10,325,395)	$ (1,630,279)

SUP CHINA, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,990,874)	$ (1,133,057)
Adjustments to reconcile change in net assets to net cash provided by operating activities:		
Depreciation	613	613
Allowance for doubtful accounts	(18,876)	18,876
Gain on forgiveness of PPP Loan	-	(161,941)
(Increase) Decrease in assets:		
Accounts receivable	(36,252)	(26,150)
Escrow receivable	(5,221)	(325,279)
Deferred revenue	-	(276,790)
Accrued interest		189,460
Due to related parties	-	504
Increase (Decrease) in liabilities:		
Accounts payable	(539)	4,000
Credit card payable	8,706	-
Total Adjustments	(51,569)	(576,707)
Net Cash Used in Operating Activities	(2,042,443)	(1,709,764)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from PPP loan	-	161,941
Issuance of convertible notes - related party	-	1,050,000
Sale of common stock	1,491,728	803,791
Net Cash Provided By Financing Activities	1,491,728	2,015,732
NET INCREASE (DECREASE) IN CASH	(550,715)	305,968
CASH, BEGINNING OF YEAR	609,675	303,707
CASH, END OF YEAR	$ 58,960	$ 609,675

NATURE OF ORGANIZATION

Sup China, Inc. (the Company) was initially formed on August 31, 2015.

The Company operates a news, information, and business services platform focused on China and generates revenue through subscription and licensing fees, corporate sponsorship, event ticket and sponsorship sales, and transaction fees for commerce conducted through its online marketplaces.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These financial statements are presented in United States dollars and have been prepared in accordance with United States generally accepted accounting principles.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Accounts Receivable
The Company records accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on account receivable balances and is charged to other income (expense) in the combined statements of operations. The Company calculates the allowance for doubtful accounts based on history of write-offs, the level of past due accounts based on contractual terms, and our relationships with, and economic status of, of our customers. As of December 31, 2022 and 2021, an allowance for doubtful accounts was $0 and $18,876, respectively.

Property and Equipment
Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are removed the balance sheets and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company used other depreciation methods (generally accelerated) for tax purposes when appropriate.

SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition
Sup China, Inc.'s revenue is recognized either by invoice or by automated online purchase. Invoiced revenue is usually recognized and due immediately and is almost always received prior to the provision of services to the payer. Online purchases are recognized and received immediately through various online payment processors.

Affiliate Revenue - consists of revenue earned as a "commission" for referring or selling the products of other companies, with whom the Company has a revenue splitting or revenue referral agreement. It is a nascent area of collaboration with other companies that may or may not grow in the future but to date has been a negligible part of company operations and revenue.

Content Sponsorship - consists of advertising or other promotional content placed on the Company's website, newsletter or podcasts, or in other content mediums on behalf of a corporate customer to promote their business, products, or services to the Company's audience.

Events Revenue - consists of both corporate sponsorship over events hosted by the Company, as well as ticket sales to audience members or attendees of those same events.

Subscription Revenue - consists of subscriber dues paid for access to online digital content and information products and experiences. Most subscribers subscribe on an annual basis and their dues are paid annually. Subscription revenue includes subscription fees for individuals as well as group subscriptions to corporations, non-profits, educational institutions, and other organizations.

Direct Consultant Revenue - consists of a network that the Company manages where they match supply and demand of China related professional services. In exchange for connecting such supply and demand through the marketplace, the Company earns a transaction fee equal to approximately 15% of the value exchange.

White Label Media Production - consists of revenue earned when the Company is engaged to produce content or media on behalf of another organization, and the output of that work is branded with the other organization's brand and not Sup China, Inc.'s own brand. In these cases, the Company simply received a professional fee for the production of the content.

SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition - Continued

Effective January 1, 2018, the Company recognizes revenue in accordance with Accounting Standards Codification 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific revenue recognition guidance throughout the Industry Topics of the Accounting Standards Codification. The updated guidance states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also provides for additional disclosures with respect to revenues and cash flows arising from contracts with customers.

The Company recognizes revenue when the four revenue recognition criteria are met, as follows:

Persuasive evidence of an arrangement exists - the customary practice is to obtain written evidence, typically in the form of a sales contract or purchase order.

Delivery - when custody is transferred to customers.

The price is fixed or determinable - prices are typically fixed at the time the order is placed and no price protections or variables are offered.

Collectability is reasonably assured - the Company typically work with businesses that have long standing relationship, as well as monitoring and evaluating customers' ability to pay.

Refunds and returns, which are minimal, are recorded as a reduction of revenue. Payments received by customers prior to satisfying the above criteria are recorded as unearned income in the balance sheets.

Cash and Cash Equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. On December 31, 2022 and 2021, the Company's cash equivalents totaled $58,960 and $609,675.

SIGNIFICANT ACCOUNTING POLICIES - Continued

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the twelve-month period following the date of these financial statements. The Company has incurred significant operating losses since inception. As of December 31, 2022 the Company has a working capital deficit of $1,990,874 and negative shareholder's equity of $1,630,279.

Because the Company does not expect that existing operational cash flow will be sufficient to fund presently anticipated operations, this raises substantial doubt about the Company's ability to continue as a going concern. Therefore, the Company will need to raise additional funds and is currently exploring alternative sources of financing. Historically, the Company has raised capital through private placements, as an interim measure to finance working capital needs and may continue to raise additional capital through the sale of common stock or other securities and obtaining some short-term loans. The Company will be required to continue to do so until its operations become profitable. Also, the Company has, in the past, paid for consulting services with its common stock to maximize working capital, and intends to continue this practice where feasible.

Income Taxes

The provision for income taxes for each of the years presented is determined in accordance with FASB ASC 740, *Income Taxes,* which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statements and income tax purposes. Deferred tax assets and liabilities represent the future tax consequences for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Media Costs

As a media, content, and digital product-centered business, the Company has low marginal costs but very high fixed up-front costs. Thus, most costs to the business are categorized as operating expenses and not costs of revenues. The Company would incur these costs regardless of whether the Company sold any product or not, and conversely, the Company would not necessarily incur higher costs even if revenue increased significantly.

SIGNIFICANT ACCOUNTING POLICIES - Continued

Net Loss per Share

Net loss per common share is computed by dividing net loss by the weighted average common shares outstanding during the period as defined by Financial Accounting Standards, ASC Topic 260, and "Earnings per Share." Basic earnings per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding.

RELATED PARTY TRANSACTIONS

The amounts due to related parties consist entirely of loans from the Company's majority shareholder and board chair, Anla Cheng, in order to fund ongoing operations. Due to related parties at December 31, 2022 and 2023 was $2,064,839, respectively.

Anla Cheng, is the board chair of a 501(c)(3) tax-exempt non-profit organization called The Serica Initiative. The Serica Initiative advocates for causes that are wholly independent of the Company's business. However, the two organizations collaborate from time to time. When Serica Initiative requires certain media production services, Sup China, Inc. prepares a cost estimate which is compared to market rates for same services. If The Serica Initiative decides to utilize the Company's services, they are invoiced like any other customer.

PAYROLL PROTECTION PROGRAM LOAN

On February 17, 2021, the Company received an unsecured promissory note (PPP loan) for $160,973 through programs established under the CARES Act and administered by the U.S. Small Business Administration (SBA). The PPP loan was guaranteed by the SBA. The PPP loan could be forgiven, in whole or in part, if the Company was eligible for the PPP loan at the time of application, used the loan proceeds for eligible expenses within a defined period, and otherwise satisfied PPP requirements. In September 1, 2021, the Company was informed that its application for forgiveness of the entire $160,973 was approved. Accordingly, the Company recorded it as forgiveness of debt in the accompanying statements of operations.

SUP CHINA, INC.
NOTES TO FINANCIAL STATEMENTS

CONVERTIBLE NOTES

At December 31, 2021, the Company had outstanding convertible notes of $5,730,000, which $1,600,000 represented convertible note to related party. The notes had a term of 36 months with a 3% interest rate per annum. These notes were converted into common stock on September 8, 2022. Upon conversion, the outstanding balance of $5,730,000 along with accrued interest of $811,179 were converted into 5,718,057 shares of common stock with par value of $.0001. As of December 31, 2022 and 2021, total amount of convertible notes outstanding was $0 and $5,730,000, respectively. Accrued interest for same time period was $0 and $668,763, respectively. Interest expense for 2022 equaled $142,615.

STOCKHOLDERS' DEFICIT

On August 31, 2021, the Company amended and restated its Certificate of Incorporation to increase the total number of shares of stock that the Corporation shall have authority to issue is 22,000,000 shares of common stock having a par value of $.0001 per share which 11,000,000 are designated as Voting Common Stock and 11,000,000 are designated as Non-Voting Common Stock. The rights, preferences, powers, privileges, and restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Amended and Restated Certificate of Incorporation the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

As of December 31, 2022 and 2021 there is no preferred stock authorized.

As of December 31, 2022 and 2021 the Company has 1,900,000 and 1,950,000 stock options issued, respectively. The options have exercise prices ranging from $.06 to $.09 per option and vesting terms up to 4 years. The term of the options is 10 years from date of issuance. As the options were granted at fair market value the Company did not assign any value to the option. As of December 31, 2022 and 2021, the Company has 1,745,832 and 914,062 stock options vested, respectively.

CONTINGENCIES

From time to time, the Company may be involved in legal matters arising in the ordinary course of business. While the Company believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is, or could be, involved in litigation, will not have a material adverse affect on its business, financial condition or results of operations.

RECLASSIFICATION OF PRIOR YEAR PRESENTATION

Certain prior year amounts have been reclassified of consistency with current year presentation. These reclassifications had no effect on the reported results of operations.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 20, 2023, which is the date the financial statements were available to be issued.